UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

November 22, 2023

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F __

Smith+Nephew acquires novel cartilage regeneration technology for sports medicine knee repair

22 November 2023

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology company, today announces that it has entered into a definitive agreement to acquire CartiHeal, developer of Agili-C, a novel sports medicine technology for cartilage regeneration in the knee. Under the terms of the agreement, Smith+Nephew will pay an initial cash consideration of $180 million at closing, and up to a further $150 million contingent on financial performance.

Agili-C is an off-the-shelf one-step treatment for osteochondral (bone and cartilage) lesions with a broader indication than existing treatments. It is indicated to treat a wide patient population, including those with lesions in knees with mild to moderate osteoarthritis, a previously unaddressed condition, as well as the approximately 700,000 patients1 that receive cartilage repair annually in the US.

"The acquisition of this disruptive technology supports our strategy to invest behind our successful Sports Medicine business", said Deepak Nath, Chief Executive Officer of Smith+Nephew. "Agili-C's superior clinical performance makes it highly complementary to our existing knee repair portfolio and with our proven commercial expertise in high-growth biologics, we are confident that we will drive further success with this compelling treatment option."

Agili-C is a porous, biocompatible, and resorbable scaffold which promotes natural regeneration of the articular cartilage and restoration of its underlying subchondral bone. The U.S. Food and Drug Administration (FDA) granted Agili-C Breakthrough Device designation status in 2020 and Premarket Approval (PMA) in March 2022. PMA approval was granted based on the results of a two-year randomised controlled trial (N=251) that confirmed superiority of Agili-C over current standard of care - microfracture and debridement for the treatment of knee joint surface lesions, chondral and osteochondral defects. Study inclusion criteria included patients with mild and moderate osteoarthritis. At four-year follow-up the trial continues to show significant improvement of patient reported outcome scores, low surgical reintervention, and that the difference in improvement using Agili-C compared to the standard of care is statistically significant - offering potential for a new standard of care in cartilage repair.

"As a leader in sports medicine and with a deep knowledge of biologics, Smith+Nephew is the ideal new home for Agili-C," said Nir Altschuler, Chief Executive Officer and Founder of CartiHeal. "We are excited at the prospect of our technology helping many more patients overcome knee pain."

"We have shown with REGENETEN◊ that we have the market development and commercialisation expertise to take novel technologies and successfully establish a new standard of care," said Scott Schaffner, President Sports Medicine,  Smith+Nephew. "Agili-C is the perfect addition to our portfolio and we look forward to leveraging our expertise to transform cartilage repair outcomes for patients."

CartiHeal was founded in 2009 as a university spin-out. It retains a small facility close to Tel Aviv and a sales office in New Jersey, US. CartiHeal has large quantities of raw material in the US and, by close of the transaction, will also have ample US stock to support full commercial launch. All CartiHeal employees are expected to transfer to Smith+Nephew.

The transaction is expected to close in the first quarter of 2024. Breakeven to trading profit is targeted by 2027 with ROIC to exceed our WACC by the fifth year. The acquisition will be financed from existing cash and debt facilities.

Smith+Nephew's Meet the Management investor event on 29 November 2023 will include discussion of this acquisition.

Enquiries

Investors / Analysts Andrew Swift Smith+Nephew	+44 (0) 1923 477433
Media Charles Reynolds Smith+Nephew	+44 (0) 1923 477314
Susan Gilchrist / Ayesha Bharmal Brunswick	+44 (0) 20 7404 5959

References

1.  Medtech 360, Sports Medicine Devices, Market Analysis, US, 2018, Millennium Research Group, Inc.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 19,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.2 billion in 2022. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of Covid, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of Covid; economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers (including, without limitation, as a result of Covid); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of Covid); competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC's website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 22, 2023	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary